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11016718

SEC Mail Processing Section

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

FEB 28 2011

Washington, DC
110

SEC FILE NUMBER
8- 3774

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2010</u> AND ENDING <u>December 31, 2010</u>
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wiley Bros. - Aintree Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
40 Burton Hills Blvd., Suite 350

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

<u>Nashville</u>   <u>Tennessee</u>   <u>37215</u>
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
<u>Lisa P. James</u>   <u>(615) 255-6431</u>
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Baker Group, CPAs, P.C.

(Name – *if individual, state last, first, middle name*)

<u>1504 17th Avenue South</u>   <u>Nashville</u>   <u>Tennessee</u>   <u>37212</u>
         (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Lisa P. James_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Wiley Bros. - Aintree Capital, LLC_____ , as
of __December 31_____ , 20 _10___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____ *Lisa P James*
Signature

__Financial Principal___
Title

Angela J Samuel
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS



THE BAKER GROUP, CPAs, P.C.

INDEPENDENT AUDITOR'S REPORT

Wiley Bros. – Aintree Capital, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Wiley Bros. – Aintree Capital, LLC (the Company) as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wiley Bros. – Aintree Capital, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Baker Group, CPAs, P.C.

February 25, 2011

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$1,236,614
Receivable from brokers and dealers	1,076,664
Fair value of securities owned	6,721,109
Furniture, fixtures and equipment, at cost (net of accumulated depreciation of $363,987)	113,886
Other assets	618,950
	$9,767,223

LIABILITIES AND MEMBERS' EQUITY

Note payable - secured	$5,971,961
Securities sold short	0
Accrued taxes and other liabilities	1,602,851
Members' equity	2,192,411
	$9,767,223

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues

Commissions and fees	$ 5,850,014
Gains on securities trading accounts	3,257,940
Other income from the securities business	2,441,720
	11,549,674

Expenses

Employee compensation and benefits	7,108,933
Members' compensation	452,606
Commission and clearance paid to brokers	553,501
Interest expense	159,614
Regulatory fees and expenses	62,948
General and administrative expenses	2,573,095
	10,910,697

Net Income	$ 638,977

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

Beginning Members' Equity	$ 2,716,049
Members' Contributions	5,950
Members' Drawings	(1,168,565)
Net Income	638,977
Ending Members' Equity	$ 2,192,411

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities	
Net income (Loss)	$ 638,977
Adjustments to reconcile net income to net	
cash provided by operations	
Depreciation and amortization	61,115
(Increase) Decrease in:	
Receivable from brokers and dealers	729,545
Fair value of securities owned	(2,742,850)
Other assets	23,615
Increase (Decrease) in:	
Note payable	2,365,968
Securities sold short	0
Accrued taxes and other liabilities	161,308
Net cash provided by operating activities	1,237,678
Cash Flows from Investing Activities	
Purchase of equipment	(41,261)
Net cash used by investing activities	(41,261)
Cash Flows from Financing Activities	
Contributions from Members	5,950
Distributions to members	(1,168,565)
Net cash used by financing activities	(1,162,615)
Net increase (decrease) in cash	33,802
Cash at beginning of period	1,202,812
Cash at end of period	$ 1,236,614
Supplemental Disclosures	
Interest Expense Paid	$ 113,776
Taxes paid	$ 12,780

The accompanying notes are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations
This Tennessee Limited Liability Company (LLC) received a substantial members' capital contribution on May 1, 1996, and began operations as a broker-dealer on the same date. One of the founding members was Wiley Bros., Inc. which contributed a substantial part of the starting capital, and prior to May 1 had operated as a broker-dealer. After making their capital contribution, Wiley Bros., Inc. ceased operations as a broker-dealer and transferred their license to the new entity. As a Limited Liability Company, the members' liability is limited. The Company is registered with the SEC and is a member of FINRA.

Reporting Period
The Limited Liability Company's year ends on December 31, 2010.

Revenue Recognition
Security transactions are recorded in the accounts on a trade-date basis. Marketable securities at December 31, 2010 are valued at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Property and Depreciation
Office equipment and leasehold improvements are carried at cost and are depreciated using accelerated and straight-line methods over their estimated useful lives.

Retirement Plan
The Company maintains a qualified retirement plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary. Company contributions to the plan were $460,450 for the current period.

Income Taxes
Federal income taxes are not payable by the Limited Liability Company, or provided for in this financial statement. The Limited Liability Company members are taxed individually on their share of the Limited Liability Company's earnings. State income taxes have been accrued in the amount of $0.00.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - continued

Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Member Allocation
The members have an agreement as to the allocation of net earnings and distributions subject to extensive provisions as agreed to by the members.

Other Assets
Other assets consist of employee advances and loans, investment in other limited liability companies, and other receivables.

Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business the Company purchases and sells securities as both principal and/or agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c-3-1 under the Securities Exchange Act of 1934. At December 31, 2010, the Company's net capital of $1,042,069 was $792,069 in excess of the minimum requirement of $250,000.

WILEY BROS. - AINTREE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS - continued

DECEMBER 31, 2010

NOTE 4 - EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consist of the following:

Computer and equipment	$ 219,705
Office furniture and fixtures	120,392
Leasehold improvements	137,776
	477,873
Less: Accumulated depreciation	(363,987)
	$ 113,886
Depreciation and Amortization Expense	$61,115

NOTE 5 - RELATED PARTY TRANSACTIONS

At December 31, 2010 amounts due from related parties, which were included in Other Liabilities, was $5,757.

NOTE 6 - LEASE COMMITMENTS

The Company is the lessor of office space under an operating lease agreement. The total rental for office space was $355,313 for the current period.

The total minimum payments required under the office space lease are as follows:

2011 - $248,852

The Company leases equipment and furniture under operating leases. The total rental for equipment and furniture leases was $34,759 for the current period.

The total minimum payments required under the equipment and furniture leases are as follows:

2011 - $ 11,993

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

NOTE 8 – NOTE PAYABLE – SECURED

The Company has a secured bank line of credit used to finance inventory purchases. The loan is renewed annually and has a variable interest rate that was 3.0% at December 31, 2010.

NOTE 9 - ADVERTISING

Advertising costs are expensed as incurred. Advertising expense was $94,991 for the period ended December 31, 2010.

NOTE 10 – CONTINGENT LIABILITIES

At February 25, 2010, there were lawsuits and claims pending against the Company. In the opinion of management, the ultimate liabilities, if any, resulting from such lawsuits and claims will not materially affect the financial position of the Company.

NOTE 11 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 11 – FAIR VALUE MEASUREMENT (Continued)

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2010.

Fair Value Measurements on a Recurring Basis
as of December 31, 2010:

	Fair Value	Level 1
Securities owned	$6,721,109	$6,721,109

NOTE 12 – DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through February 25, 2011, the date on which the financial statements were available to be issued.

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC

AS OF DECEMBER 31, 2010

Total members' equity from Statement of Financial Condition		$2,192,411
Total members' equity qualified for net capital		2,192,411
Deductions and/or charges		
A. Non-allowable assets		
Furniture, equipment & fixtures	$113,886	
Other assets	566,702	
Total non-allowable assets		680,588
D. Other deductions and/or charges		57,855
Total deductions and/or charges		738,443
Net capital before haircuts		1,453,968
Haircuts on securities		
Debt securities	411,274	
Other Securities	625	
Total haircuts on securities		411,899
NET CAPITAL		$1,042,069

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE II

Reconciliation of Broker's Computation of Net Capital
To Auditor's Computation of Net Capital
Under Rule 15c3-1

	Broker's Computation	Difference	Auditor's Computation
1. Total ownership equity	$2,158,268	$34,143 (1)	$2,192,411
3. Total	2,158,268	34,143	2,192,411
5. Total capital	2,158,268	34,143	2,192,411
6. A. Non-allowable assets	646,445	34,143 (2)	680,588
D. Other deductions and/or charges	57,855	_____	57,855
Total deductions	704,300	34,143	738,443
8. Net capital before haircuts	1,453,968	0	1,453,968
9. Haircuts on securities: Total haircuts	411,899	_____	411,899
10. Net capital	$1,042,069	$ 0	$1,042,069

(1)	Miscellaneous audit adjustments	(400)
	Adjustments to depreciation expense	34,543
		$ 34,143
(2)	Increase in net fixed assets	$ 34,543
	Decrease in other assets	(400)
		$ 34,143

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE III

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2010

Minimum net capital required	$ 106,857
Minimum dollar net capital requirement of reporting broker	$ 250,000
Net capital requirements	$ 250,000
Excess net capital	$ 792,069

COMPUTATION OF AGGREGATE INDEBTEDNESS
AND
RATIO TO NET CAPITAL

Accrued taxes and other liabilities	$1,602,851
Aggregate Indebtedness	$1,602,851

Percentage of aggregate indebtedness to net capital

Aggregate indebtedness	$1,602,851	
Net capital	$1,042,069	153.81%

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010

Beginning Balance	$0.00
Additions	0.00
Deductions	0.00
Ending Balance	$0.00

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE IV

**COMPUTATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SEC**

FOR THE YEAR ENDED DECEMBER 31, 2010

Wiley Bros. - Aintree Capital, LLC did not carry any margin accounts, maintained no securities on hand, promptly transmitted all customer funds and did not otherwise hold funds or securities for, or owe money or securities to, customers, thereby meeting the conditions of Rule 15c3-3(k)(2)(ii) exempting it from the requirements of Customer Protection Rule 15c3-3.

**Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from
SEC Rule 15c 3-3**

Wiley Bros. – Aintree Capital, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Wiley Bros. – Aintree Capital, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1504 17TH AVE. SOUTH • NASHVILLE, TN 37212 • 615-292-5500 • FAX 615-292-5400

MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the partnership members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Bahr Group, CPAs, P.C.

February 25, 2011



THE BAKER GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO SIPC ASSESSMENT RECONCILIATION

To the Members
Wiley Bros.-Aintree Capital, LLC
40 Burton Hills Blvd., Suite 350
Nashville, Tennessee 37215

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Wiley Bros.-Aintree Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Wiley Bros.-Aintree Capital, LLC's management is responsible for Wiley Bros.-Aintree Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

The Baker Group, CPAs, P.C.

February 25, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___Dec 31___, 20_10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

003774 FINRA DEC
WILEY BROS-AINTREE CAPITAL LLC   16*16
40 BURTON HILLS BLVD STE 350
NASHVILLE TN 37215-6408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ __27642__

   B. Less payment made with SIPC-6 filed (exclude interest)   (__14,024__)
      __8-4-10__
      Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   __13,618__

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $__13,618__

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ __13,618__

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wiley Bros-Aintree Capital
(Name of Corporation, Partnership or other organization)

Lisa P James
(Authorized Signature)

Dated the _17th_ day of _February_, 20_11_.

VP Financial Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ~~Jan 1~~ , 20 10
and ending ~~Dec 31~~ , 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9 Code 4030) $ 11,549,674

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 333,342

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. —

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 159,614

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) 159,614

Total deductions 492,956

2d. SIPC Net Operating Revenues $ 11,056,718

2e. General Assessment @ .0025 $ 27,642

(to page 1, line 2.A.)

FINANCIAL STATEMENTS

WILEY BROS. - AINTREE CAPITAL, LLC

DECEMBER 31, 2010